August 10, 2023

Sarah Sidwell

Asia Timmons-Pierce

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Aptera Motors Corp.

Post-Qualification Amendment to Offering Statement Form 1-A

Filed June 14, 2023

File No. 024-11479

Dear Ms. Sidwell and Ms. Timmons-Pierce:

We acknowledge receipt of the comments in the letter dated August 7, 2023 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Offering Statement of Aptera Motors Corp. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Form 1-A filed July 20, 2023

General

1.	We note that you are conducting an offering under Rule 506(c) of Regulation D. Please disclose the amount raised to date and the potential dilutive effects of this offering.

To date the Company has raised $542,378 in its Regulation D offering. The terms of the shares, including the share price are identical to those in the Regulation A offering. The company has updated the dilution table on Page 14, to reflect the issuance of the additional shares. In addition the Company has updated Part I as well as the “Liquidity and Capital Resources” section on page 29.

2.

We note your disclosure that the minimum investment amount made on the Republic Platform is $210 and $1,000 for all other investments. Please clarify whether the investment terms and securities being purchased through Republic Platform and other investments are identical. Please address any material risks. Please also advise how investors will be made aware of the two different investment opportunities.

Other than the minimum investment amount, regardless of the method used to purchase shares, through our platform and/or through the Republic platform, the terms of the offering for the investor are identical. The Company has updated the “Plan of Distribution” section to clarify the two methods to invest in our offering and to make clear that the terms of the offering and securities are identical other than the minimum offering amount.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Aptera Motors Corp. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

cc: Chris Anthony

Co-Chief Executive Officer

Aptera Motors Corp.